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Form 6-K
Securities and Exchange Commission
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A — 16 OR 15D — 16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2007
WOLSELEY PLC
(Translation of registrant’s name into English)
Parkview 1220, Arlington Business Park, Theale,
Reading RG7 4GA — England
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
82 ___

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER	Page 1
Securities and Exchange Commission
EXHIBIT 99.1
EXHIBIT 99.2
EXHIBIT 99.3
EXHIBIT 99.4
EXHIBIT 99.5
EXHIBIT 99.6
EXHIBIT 99.7
EXHIBIT 99.8
EXHIBIT 99.9
The following documents are filed herewith:
INDEX
DOCUMENT

Exhibit 99.1	Voting rights and capital	Feb 28, 2007

Exhibit 99.2	Block listing six-monthly returns (x 6)	Mar 01, 2007

Exhibit 99.3	Notification of Major Interests in shares	Mar 16, 2007

Exhibit 99.4	Companies House Form 88(2)	Feb 28, 2007

Exhibit 99.5	Companies House Form 88(2)	Mar 21, 2007

Exhibit 99.6	Companies House Form 88(2)	Mar 22, 2007

Exhibit 99.7	Companies House Form 88(2)	Mar 26, 2007

Exhibit 99.8	Companies House Form 88(2)	Mar 27, 2007

Exhibit 99.9	Companies House Form 88(2)	Mar 27, 2007

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FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER	Page 2

Securities and Exchange Commission
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WOLSELEY plc
(Registrant)

Dated: April 2, 2007	By:	/s/ Mark J. White

Mark J. White
Group Company Secretary and Counsel